                                                                    EXHIBIT 99.2

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL

                       CONDITION AND RESULTS OF OPERATIONS

THE INFORMATION CONTAINED IN THIS SECTION SHOULD BE READ IN CONJUNCTION WITH OUR
CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2007 AND RELATED NOTES FOR
THE YEAR THEN ENDED. OUR FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE
WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN UNITED STATES ("US GAAP").

TRANSITION TO U.S. GAAP

Beginning fourth quarter of 2007, the Company elected to present its financial statements in accordance with U.S. GAAP. The Company elected to use U.S. GAAP to increase transparency and comparability of the Company's financial reports and facilitate research and analysis by shareholders, analysts and other participants in the U.S. capital markets.

Commencing January 1, 2008 Israeli GAAP is no longer an alternative and can not be used by public companies. Israel Accounting Standard 29 stipulates that
Israeli public companies that previously reported their financial results based on Israeli GAAP must begin to report their financial results in accordance with
International Financial Reporting Standards, or IFRS, for periods beginning on or after January 1, 2008. However, Israeli public companies that are listed in the U.S. may elect to report using either U.S. GAAP or IFRS. We decided on the change prior to the required deadline due to the importance of the year-end reporting and our belief that this would be the best transition point.

The Company recasted the comparative amounts included in its financial statements and in this report to US GAAP. In prior years the Company prepared its financial reports in accordance with generally accepted accounting principles in Israel ("IL GAAP") and provided reconciliation to US GAAP in the notes to the financial statements.

RESULTS OF OPERATIONS

     The following table sets forth certain statement of operations data as a percentage of total revenues for the periods indicated.

                                           YEAR ENDED DECEMBER 31,
                                             -------------------
                                              2007          2006
                                             -----         -----

STATEMENT OF OPERATIONS DATA:
Total revenues                                 100%          100%
Cost of total revenues                       123.4         142.7
                                             -----         -----
Gross loss                                   (23.4)        (42.7)

Research and development expenses, net         6.0           8.0
Marketing, general and administrative
expenses                                      13.7          13.8
                                             -----         -----
Operating loss                               (43.0)        (64.5)
Financing expense, net                       (15.2)        (25.4)
Other income, net                              0.0           0.3
                                             -----         -----
Loss                                         (58.1)%       (89.6)%
                                             =====         =====

YEAR ENDED DECEMBER 31, 2007 COMPARED TO YEAR ENDED DECEMBER 31, 2006

     REVENUES. Revenues for the year ended December 31, 2007 increased by 23.2%
to $230.9 million from $187.4 million for the year ended December 31, 2006. This
$43.4 million increase was mainly attributable to a higher volume of wafer shipments.

     COST OF TOTAL SALES. Cost of total sales for the year ended December 31,
2007 amounted to $284.8 million, compared with $267.5 million for the year ended
December 31, 2006. This increase of 6.4% in cost of sales, which is relatively low in relation to the 23.2% increase in sales, was mainly achieved due to the
Company's cost structure, according to which the Company has reasonable margins for each incremental dollar of revenue and a reduction in depreciation and amortization expenses, as described below. During the second quarter of 2007, the Company reassessed the estimated useful lives of its machinery and equipment and as a result, with effect from April 1, 2007, the Company's machinery and equipment is to be depreciated over estimated useful lives of 7 years rather than 5 years prior to such date. The change reflects the Company's best estimate of the useful lives of its machinery and equipment and is based on experience accumulated from Fab 1 and recent trends in industry practices. The Company believes that the change better reflects the economics associated with the ownership of the equipment. This change has been accounted for as a change in estimate and is applied prospectively. Total depreciation and amortization expenses included in Cost of Total Sales was approximately $137 million for the year ended December 31, 2007, as compared to approximately $155 million for the year ended December 31, 2006. Said reduction was mainly attributed to the aforementioned change.

     GROSS LOSS. Gross loss for the year ended December 31, 2007 was $53.9 million compared to a gross loss of $80.1 million for the year ended December
31, 2006. The decrease in gross loss was mainly attributable to the 23% increase in sales as compared to a 6% increase in Cost of Total Sales as described above.

     RESEARCH AND DEVELOPMENT. Research and development expenses for the year ended December 31, 2007 decreased to $13.8 million from $15.0 million for the year ended December 31, 2006.

     MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES. Marketing, general and administrative expenses for the year ended December 31, 2007 increased to $31.6 million from $25.8 million for the year ended December 31, 2006. The increase is primarily due to stock based compensation expenses and increased expenses deriving directly from the higher revenues mentioned above.

     OPERATING LOSS. Operating loss for the year ended December 31, 2007 was
$99.3 million, compared to $121.0 million for the year ended December 31, 2006.
The decrease in the operating loss is attributable mainly to the decrease in the gross loss described above.

     FINANCING EXPENSES, NET. Financing expenses, net for the year ended
December 31, 2007 were $35.0 million compared to financing expenses, net of
$47.6 million for the year ended December 31, 2006. This decrease is mainly due to the consummation of the debt restructuring with our banks which was closed in the third quarter of 2006, pursuant to which, approximately 30% of our then outstanding loans were converted into capital notes and the interest rate applicable to the interest payments was reduced from the three month LIBOR rate plus 2.5% to the three month LIBOR rate plus 1.1%.

     OTHER INCOME, NET. Other income, net, for the year ended December 31, 2007 was $0.09 million compared to $0.6 million for the year ended December 31, 2006.

     LOSS. Loss for the year ended December 31, 2007 was $134.2 million, compared to $167.9 million for the year ended December 31, 2006. This decrease is primarily attributable to the decrease of $21.6 million in the operating loss and to the $12.6 million decrease in financing expenses described above.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS

     The dollar cost of our operations in Israel is influenced by the timing of any change in the rate of inflation in Israel and the extent to which such change is not offset by the change in valuation of the NIS in relation to the dollar. During the year ended December 31, 2007, the exchange rate of the dollar in relation to the NIS decreased by 9.0%, and the Israeli Consumer Price Index, or CPI, increased by 3.4% (during the year ended December 31, 2006 there was a decrease of 8.2% in the exchange rate of the dollar in relation to the NIS and a decrease of 0.1% in the CPI).

     We believe that the rate of inflation in Israel has not had a material effect on our business to date. However, our dollar costs will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar, or if the timing of such devaluation lags behind inflation in Israel.

     Almost all of the cash generated from our operations and from our financing and investing activities is denominated in U.S. dollars and NIS. Our expenses and costs are denominated in NIS, U.S. dollars, Japanese Yen and Euros. We are, therefore, exposed to the risk of currency exchange rate fluctuations. The recent devaluation of the US dollar in relation to the NIS increased mainly our dollar expenses related to our NIS denominated debentures and the dollar amount of our NIS denominated expenses.

LIQUIDITY AND CAPITAL RESOURCES

     As of December 31, 2007, we had an aggregate of $44.5 million in cash and cash equivalents. This compares to $40.9 million we had as of December 31, 2006 in cash, cash equivalents, and short-term interest-bearing deposits.

     During the year ended December 31, 2007, we raised $77.2 million in net proceeds from the issuance of debentures, ordinary shares and warrants, $28 million as long-term loans, $1.7 million from Investment Center grants and generated a net amount of $16.7 million from our operating activities. These liquidity resources financed the capital expenditure investments we made during the year ended December 31, 2007, which aggregated $109.0 million, mainly in connection with the purchase and installation of equipment and other assets for the ramp up of Fab 2, repayment of convertible debentures in the amount of $7.1 million and repayment of long-term debt in the amount of $3.2 million.

We continue to examine alternatives for additional funding sources in order to fund our Fab2 ramp-up, support our growth plans and improve our shareholders'
equity, otherwise expected to become negative during 2008.

As of December 31, 2007, we had long-term loans from banks, at fair value, in the amount of $379.3 million which we obtained mainly in connection with the establishment of Fab 2. As of such date, we had outstanding, in the aggregate of
$125.3 million of debentures, of which $7.9 million are presented as current maturities.